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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

INTEGRATED DEVICE TECHNOLOGY, INC.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
WITH AN EXERCISE PRICE OF $11.01 OR HIGHER PER SHARE
(TITLE OF CLASS OF SECURITIES)

45811810-6
(CUSIP NUMBER OF CLASS OF SECURITIES)

GREGORY S. LANG
PRESIDENT
INTEGRATED DEVICE TECHNOLOGY, INC.
2975 STENDER WAY
SANTA CLARA, CALIFORNIA 95054
(408) 727-6116
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:
 CHRISTOPHER L. KAUFMAN, ESQ.
LATHAM & WATKINS
135 COMMONWEALTH DRIVE
MENLO PARK, CALIFORNIA 94025
(650) 328-4600

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1

  ☒
  issuer tender offer subject to Rule 13e-4

  ☐
  going private transaction subject to Rule 13e-3

  ☐
  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer    ☐

        This Amendment No. 1 amends and supplements the Tender Offer on Schedule TO filed with the Securities and Exchange Commission on November 5, 2002 by Integrated Device Technology, Inc. ("IDT"), relating to the offer by IDT to exchange options with an exercise price of $11.01 or higher (the "options") to purchase shares of IDT's common stock ("common stock"), par value $0.001 per share, outstanding under eligible option plans and held by eligible employees, for replacement options (the "replacement options") to purchase shares of common stock to be granted under eligible option plans, upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options, dated November 5, 2002, as amended November 20, 2002 (the "offer to exchange"), and the related Election Concerning Exchange of Stock Options form (the "election form" and, together with the offer to exchange, as they may be amended from time to time, the "offer").

        Item 12 to IDT's Schedule TO is amended and supplemented to add new exhibits, Exhibit 12(a)(1)(xi), which is filed with this Amendment No. 1 to Schedule TO:

Item 12. Exhibits

(a)(1)(i)	Offer to Exchange Certain Outstanding Options, dated November 5, 2002, as amended November 20, 2002.
(a)(1)(xiv)	IDT's Quarterly Report on Form 10-Q for the period ended September 29, 2002. Filed with the Securities and Exchange Commission on November 12, 2002 and incorporated herein by reference.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2002	INTEGRATED DEVICE TECHNOLOGY, INC.
	By:	/s/ GREGORY S. LANG Name: Gregory S. Lang Title: President

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)	Offer to Exchange Certain Outstanding Options, dated November 5, 2002, as amended November 20, 2002.
(a)(1)(xiv)	IDT's Quarterly Report on Form 10-Q for the period ended September 29, 2002. Filed with the Securities and Exchange Commission on November 12, 2002 and incorporated herein by reference.

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  Item 12. Exhibits
SIGNATURE
INDEX TO EXHIBITS